SEC file number 0-21782

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

For the month of August 2002

FLETCHER CHALLENGE FORESTS LIMITED

(Translation of Registrant's Name Into English)

8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _A_ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _A

(If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statements on Forms F-3 (Nos. 333- 6526, 333- 8932 and 333- 12726) and S-8 (File No. 33- 97728) of Fletcher Challenge Forests Limited and certain of its subsidiaries and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLETCHER CHALLENGE FORESTS LIMITED

Date 13 August 2002

P M GILLARD
SECRETARY

FLETCHER CHALLENGE
FORESTS

NEWS RELEASE

STOCK EXCHANGE LISTINGS: NEW ZEALAND, AUSTRALIA, NEW YORK (FFS).

CNIFP PURCHASE DOES NOT ACHIEVE REQUIRED 75% SHAREHOLDER APPROVAL

Auckland, 13 August 2002 – Fletcher Challenge Forests announced today that the proposal to purchase the assets of the Central North Island Forest Partnership was not approved at the Special Shareholders' Meeting held on 13 August 2002.

The Chairman of Fletcher Challenge Forests, Sir Dryden Spring, said the Board of FFS was naturally disappointed at the result, as the Board was strongly of the view that the proposal was in the best long term interests of the company.

Sir Dryden thanked all Fletcher Challenge Forests shareholders for their participation in what had been an intense and demanding debate. He noted that although supported by a majority of shareholders, the proposal did not pass the demanding 75% threshold for a successful Special Resolution.

"Today we have probably lost an important future opportunity, but we have an excellent business which we will continue to maximise.

"The future of the CNIFP is now very uncertain, and a number of contending proposals could come forward in the near future. Fletcher Challenge Forests will watch that process with great interest, and will carefully evaluate any further opportunities that might arise" Sir Dryden said.

Ends

To:	BUSINESS EDITOR	From:	Paul Gillard Company Secretary FLETCHER CHALLENGE FORESTS
Fax:	AUTO	Telephone: Mobile: Fax:	64-9-571 9846 0274 320 310 64-9-571 9872

Please note: If you do not receive 1 page(s) including this page, or if any page is not readable, please call the sender immediately on telephone 64-9-571 9814. Further information on Fletcher Challenge Forests can be found at http://www.fcf.co.nz.